Exhibit 99.2

Management’s Discussion and Analysis

For the three months ended March 31, 2019 and 2018

Suite 1188, 550 Burrard Street
Vancouver, British Columbia
V6C 2B5

Phone: (604) 687-4018
Fax: (604) 687-4026

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) dated May 2, 2019 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations for the three months ended March 31, 2019. The MD&A should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2019 and 2018, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"). In addition, this MD&A should be read in conjunction with both the annual audited consolidated financial statements for the years ended December 31, 2018 and 2017 and the related annual MD&A.
Throughout this MD&A, Eldorado, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the first quarter of 2019.

Forward Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the “Managing Risk” and “Forward Looking Statements and Information” sections of this MD&A. Additional information including this MD&A, the audited Consolidated Financial Statements for the years ended December 31, 2018 and 2017, the Company’s Annual Information Form for the year ended December 31, 2018, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedar.com, www.sec.gov/edgar and on the Company’s website (www.eldoradogold.com).

Non-IFRS Measures
Certain non-IFRS measures are included in this MD&A, including average realized gold price per ounce sold, cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, adjusted net earnings (loss) from continuing operations, adjusted net earnings (loss) per share from continuing operations, working capital, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA, and cash flow from operations before changes in non-cash working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that these measures, in addition to information prepared in accordance with IFRS, provide investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from its operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Property, Plant and Equipment ("PPE"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes ("kt"); Percentage ("%"); Cash Generating Unit ("CGU"); Depreciation, Depletion and Amortization ("DDA"); and Life of Mine ("LOM").

Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

About Eldorado
Eldorado Gold is a Canadian gold and base metals producer with 25 years of experience in discovering, building and operating mines in Europe, Asia and the Americas. Dual-listed on the Toronto (TSX: ELD) and New York (NYSE: EGO) stock exchanges, the Company is focused on creating value for its stakeholders at each stage of the mining process.
Eldorado’s operations are global and the Company has assets in Turkey, Canada, Greece, Romania, Serbia and Brazil. The Company operates five mines: Kisladag and Efemcukuru located in western Turkey, Lamaque in Canada, and Olympias and Stratoni located in northern Greece. Kisladag, Efemcukuru and Lamaque are wholly-owned gold mines, while 95% owned Olympias and Stratoni are polymetallic operations. Olympias produces three concentrates bearing lead-silver, zinc and gold. Stratoni produces two concentrates bearing lead-silver and zinc.
Complementing Eldorado’s producing portfolio is the Company’s advanced stage development project, the Skouries (95% ownership) gold-copper project in northern Greece. Skouries is currently on care and maintenance pending receipt of outstanding permits from the Government of Greece. Lamaque achieved commercial production as at March 31, 2019 and is expected to produce 100,000–110,000 ounces of gold in 2019, including 19,678 ounces of pre-commercial production in Q1 2019.
Other development projects in Eldorado’s portfolio include:

•	Perama Hill (100%), gold-silver, Greece;

•	Certej (80.5%), gold, Romania; and

•	Tocantinzinho (100%), gold, Brazil.
The Company’s operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration, with programs planned at Lamaque, Efemcukuru, Olympias and Stratoni in 2019. Eldorado also conducts early-stage exploration programs in highly-prospective regions to provide low cost growth through discovery, such as the Bolcana gold-copper porphyry project in Romania.
Eldorado’s strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of the Company’s in-country teams and stakeholder relationships. The Company has a highly skilled and dedicated workforce of over 4,500 people worldwide, with the majority of employees and management being nationals of the country of operation.
Through discovering and acquiring high-quality assets, developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, Eldorado strives to deliver value for all its stakeholders.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

First Quarter 2019 and Subsequent Period Highlights (1)

•
Q1 2019 production on plan and reiterating 2019 guidance: Gold production totaled 82,977 ounces in Q1 2019 (Q1 2018: 89,374 ounces) including 19,678 ounces of pre-commercial production from Lamaque. Q1 2019 gold production was on plan and the Company is reiterating its full year production and cost guidance. Despite lower than expected sales volumes during the quarter (see Efemcukuru shipment delays below), gold sales are expected to exceed production during the second quarter and rebalance throughout the remainder of the year.

•
Commercial production declared at Lamaque: The Company achieved commercial production at Lamaque on March 31, 2019. Lamaque produced 19,678 ounces of pre-commercial production gold in Q1 2019 and is expected to meet production guidance of 100,000–110,000 ounces (including pre-commercial production gold) in 2019. Production at Lamaque is expected to increase to 125,000–135,000 ounces of gold in 2020 and 2021.

•
Resumption of mining, crushing and placing of ore at Kisladag: The Company announced on April 2, 2019 that mining, crushing and placing of ore on the Kisladag heap leach pad had resumed on April 1, 2019. Further testwork is underway to determine the effects of 250 day leach cycles on recoveries related to the deeper material in the Kisladag open pit, the results of which are expected in late 2019 or early 2020.

•
Efemcukuru shipment delays: Gold sales at Efemcukuru were lower than expected in Q1 2019 due to a contract dispute with a customer, combined with delays in port shipments as a result of inclement weather. The Company has entered into contracts with alternate customers. Delayed shipments of concentrate (totaling approximately 20,000 ounces) in the first quarter have been partially completed in April, with the remainder expected to be completed throughout Q2 and Q3 of 2019. The shipment delays resulted in lower than expected total revenue in Q1 2019 of $80.0 million (Q1 2018: $131.9 million).

•
Cash costs higher due to lower sales volumes: Q1 2019 cash operating costs were $625 per ounce sold (Q1 2018: $571) and all-in sustaining costs (“AISC”) were $1,132 per ounce sold (Q1 2018: $878) with lower sales volumes impacting cash operating costs and AISC further impacted by lower sustaining capital expenditures. As noted above, sales volumes in the quarter were impacted by the timing of concentrate shipments at Efemcukuru.

•
Continued financial liquidity: At the end of Q1 2019 the Company had $227.5 million in cash, cash equivalents and term deposits. The Company also currently has access to $250 million in an undrawn line of credit.

(1) Throughout this MD&A we use cash operating cost per ounce sold, all-in sustaining cost per ounce sold, adjusted net earnings (loss), average realized gold price per ounce sold, earnings before interest, taxes and depreciation and amortization from continuing operations, adjusted earnings before interest, taxes and depreciation and amortization from continuing operations, working capital, non-cash operating costs, non-cash operating costs per ounce sold and cash flow from operations before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see pages 15 to 20 for explanations and discussion of these non-IFRS measures.
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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

Review of Financial Results

	3 months ended March 31,
	2019 (1)	2018
Revenue	$80.0	$131.9
Gold revenue	$54.5	$115.5
Gold produced (oz) (2)	82,977	89,374
Gold sold (oz) (3)	43,074	86,587
Average realized gold price ($/oz sold)	$1,265	$1,333
Cash operating cost ($/oz sold) (4)	625	571
Total cash cost ($/oz sold) (4)	652	598
All-in sustaining cost ($/oz sold) (4)	1,132	878
Net earnings (loss) for the period (5, 6)	(27.0)	8.7
Net earnings (loss) per share – basic ($/share) (5)	(0.17)	0.05
Adjusted net earnings (loss) (5, 6)	(17.9)	14.0
Adjusted net earnings (loss) per share ($/share) (5, 6)	(0.11)	0.09
Cash flow from operating activities before changes in working capital	(9.0)	37.9
Cash, cash equivalents and term deposits	$227.5	$459.7

(1)
Q1 2019 results were impacted by lower ounces sold resulting from delayed shipments at Efemcukuru in Q1 2019. The delayed shipments represent a timing issue and are expected to be remedied in the following quarters as shipments are completed in Q2 and Q3 2019.

(2)	Includes pre-commercial production at Lamaque.

(3)	Excludes sales of inventory produced at Lamaque during the pre-commercial production period.

(4)	By-product revenues are off-set against cash operating costs.

(5)	Attributable to shareholders of the Company.

(6)	See reconciliation of net earnings to adjusted net earnings on pg. 19.

(1) Throughout this MD&A we use cash operating cost per ounce sold, all-in sustaining cost per ounce sold, adjusted net earnings (loss), average realized gold price per ounce sold, earnings before interest, taxes and depreciation and amortization from continuing operations, adjusted earnings before interest, taxes and depreciation and amortization from continuing operations, working capital, non-cash operating costs, non-cash operating costs per ounce sold and cash flow from operations before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see pages 15 to 20 for explanations and discussion of these non-IFRS measures.
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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE
Production, Sales and Revenue
In Q1 2019 the Company produced 82,977 ounces of gold (including 19,678 ounces of pre-commercial production at Lamaque), compared to Q1 2018 production of 89,374 ounces. Production was lower at Kisladag in Q1 2019 as a result of no new material being placed on the pad during the period April 2018 through Q1 2019. The Company has resumed mining, crushing and placing material as planned on the Kisladag heap leach pad as of April 1, 2019. In April the first leach pad of 2019 was put under irrigation. This decrease in production at Kisladag was partially offset by increased production from Efemcukuru and Lamaque in Q1 2019 as compared with Q1 2018. Efemcukuru produced 26,124 ounces during the quarter, an increase of 14% over Q1 2018 production of 22,855 ounces, as a result of higher grades and higher mill throughput. Olympias produced 9,928 ounces in Q1 2019, consistent with 9,965 ounces in Q1 2018 as slight improvements in throughput and recovery offset marginally lower gold grade.
Gold sales from commercial operations in Q1 2019 totaled 43,074 ounces, compared with 86,587 ounces in Q1 2018. The lower sales volumes compared with the prior year's quarter were due to delays of Efemcukuru concentrate shipments in Q1 2019 as a result of a contract dispute with a customer and shipping delays due to inclement port weather, together with lower production and sales from Kisladag in the quarter. These decreases were partially offset by increased sales from Olympias in Q1 2019 and delayed shipments in Q1 2018. The Company has entered into contracts with alternative customers and expects to sell the remaining concentrate inventory of approximately 20,000 ounces in Q2 and Q3 2019.
The realized gold price in Q1 2019 was $1,265 per ounce, 5% lower than the realized gold price of $1,333 per ounce in Q1 2018. Total revenue was $80.0 million in Q1 2019 compared to $131.9 million in Q1 2018, as a result of the delayed timing of concentrate shipments at Efemcukuru, lower gold sales volumes and a lower gold price.
Unit Cost Performance
Cash operating costs in Q1 2019 averaged $625 per ounce sold, an increase from $571 per ounce sold in Q1 2018, mainly reflecting the impact of lower gold sales volumes in Q1 2019. Cash operating costs at Kisladag were $558 per ounce sold in Q1 2019, compared to $576 per ounce sold in Q1 2018, the improvement due primarily to reduced operating costs resulting from the continued suspension of mining operations in Q1 2019. At Efemcukuru, Q1 2019 production costs remained consistent with Q1 2018 levels, but the reduced sales volumes in Q1 2019 due to a contract dispute with a customer and timing of delayed shipments resulted in cash operating costs of $636 per ounce sold, higher than $532 per ounce sold in Q1 2018. Olympias cash operating costs in Q1 2019 were $800 per ounce sold compared with $699 per ounce sold in Q1 2018. Higher unit costs per ounce sold in Q1 2019 at Olympias were due to higher production costs and slightly lower production volumes.
AISC per ounce sold averaged $1,132 per ounce sold in Q1 2019, compared with $878 per ounce sold in Q1 2018, reflecting lower sales volumes, partially offset by lower sustaining capital expenditures in the quarter compared to the prior year. Sustaining capital expenditures in Q1 2019 totaled $10.8 million ($251 per ounce sold), compared to $13.8 million ($159 per ounce sold) in Q1 2018, primarily due to reduced sustaining capital expenditures at Kisladag as a result of the continued suspension of mining operations in Q1 2019.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

Other Expenses
Exploration and evaluation expenditures increased from $4.1 million in Q1 2018 to $5.4 million in Q1 2019, a reflection of evaluation expenditures at Stratoni that were previously capitalized and the increased focus in 2019 on brownfield resource expansion at the Company's mining operations and development projects.
Mine standby costs of $8.0 million were incurred during the quarter related to Kisladag, Skouries, Perama Hill and Vila Nova, reflecting an increase from $2.7 million in Q1 2018. The quarter over quarter increase was due to the transition of Kisladag mining and crushing operations to care and maintenance commencing in Q2 2018. Mine standby costs were $5.6 million at Kisladag in Q1 2019 and will cease in Q2 2019 following the resumption of mining, crushing and placing of ore on the heap leach pad on April 1, 2019.
G&A expenses of $7.0 million in Q1 2019 decreased 15% from $8.2 million in Q1 2018. The decrease reflects the allocation beginning in Q1 2019 of in-country office G&A expenses related to supporting the operations to production costs.
Share-based payment expense for Q1 2019 was $2.9 million compared to $1.3 million in Q1 2018. The increase was reflective of an increase in grants of share-based compensation in the quarter together with valuation adjustments based on equity pricing.
Other income in Q1 2019 totaled $1.7 million, compared with $3.1 million in Q1 2018. The decrease reflects lower interest income on lower cash and cash equivalent balances during the comparative quarters.
In Q1 2019, tax expense was $6.0 million, relating primarily to income taxes of $5.4 million for operations in Turkey.
Net Loss to Shareholders
The Company reported a net loss to shareholders from continuing operations in Q1 2019 of $27.0 million, ($0.17 per share) compared to net earnings from continuing operations of $8.7 million ($0.05 per share) in Q1 2018. The net loss to shareholders for the quarter was due to lower gold revenues as a result of lower sales, partially offset by higher silver and base metal revenues, and lower production costs. Lower revenue and sales in Q1 2019 were a result of the delayed concentrate shipments from Efemcukuru and lower production at Kisladag during Q1 2019. DDA expense decreased from $29.2 million in Q1 2018 to $20.2 million in Q1 2019 consistent with reduced production.
In Q1 2019, the adjusted net loss from continuing operations was $17.9 million ($0.11 per share), compared to adjusted net earnings of $14.0 million ($0.09 per share) in Q1 2018, also a reflection of lower revenues from lower sales, primarily driven by the delayed shipments from Efemcukuru and a lower average realized gold price in Q1 2019.
Cash Flow from Operating Activities
Cash, cash equivalents and term deposits at March 31, 2019 totaled $227.5 million, compared to cash, cash equivalents and term deposits of $459.7 million as at March 31, 2018, and $293.0 million as at December 31, 2018. The decrease in cash for the quarter was a result of the capital development investment at Lamaque, partially offset by proceeds from pre-commercial gold sales, together with cash generated from operations. The delayed shipments from Efemcukuru and resulting lower revenue contributed to lower cash during Q1 2019. The Q1 2019 delayed sales at Efemcukuru are expected to be completed in Q2 and Q3 2019. Net cash generated by operating activities in Q1 2019 totaled $3.2 million, compared to $23.0 million in Q1 2018.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

Operations Update
Gold Operations

	3 months ended March 31,
	2019	2018
Total
Ounces produced (1)	82,977	89,374
Ounces sold (2, 4)	43,074	86,587
Cash operating costs ($/oz sold) (4)	$625	$571
All in sustaining costs ($/oz sold) (4)	$1,132	$878
Sustaining capex	$10.8	$13.8
Kisladag
Ounces produced (3)	27,247	53,814
Ounces sold	27,255	53,839
Cash operating costs ($/oz sold)	$558	$576
All in sustaining costs ($/oz sold)	$703	$765
Sustaining capex	$3.1	$7.5
Efemcukuru
Ounces produced	26,124	22,855
Ounces sold (4)	5,818	27,000
Cash operating costs ($/oz sold) (4)	$636	$532
All in sustaining costs ($/oz sold) (4)	$1,394	$728
Sustaining capex	$3.6	$3.7
Olympias
Ounces produced	9,928	9,965
Ounces sold (5)	10,001	5,748
Cash operating costs ($/oz sold)	$800	$699
All in sustaining costs ($/oz sold)	$1,284	$1,363
Sustaining capex	$4.1	$2.6
Lamaque
Ounces produced (1)	19,678	2,740
Cash operating costs ($/oz sold)	n/a	n/a
All in sustaining costs ($/oz sold)	n/a	n/a
Sustaining capex	n/a	n/a

(1)	Includes pre-commercial production at Lamaque.

(2)	Excludes sales of inventory produced at Lamaque during the pre-commercial production period.

(3)	Kisladag resumed mining, crushing and placing ore on the heap leach pad on April 1, 2019. This activity had been suspended since April 2018.

(4)
Efemcukuru unit costs were impacted by lower ounces sold resulting from delayed shipments in Q1 2019. The delayed shipments represent a timing issue and are expected to be remedied in the following quarters as shipments are completed in Q2 and Q3 2019.

(5)	Includes pre-commercial sales at Olympias (Q1 2018).

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

Quarterly Review – Operations
Kisladag

Operating Data	3 months ended March 31,
	2019	2018
Tonnes placed on pad	(1)	2,847,667
Average treated head grade (g/t Au)	(1)	1.14
Gold (oz)
- Produced	27,247	53,814
- Sold	27,255	53,839
Cash operating costs ($/oz sold)	$558	$576
All in sustaining costs ($/oz sold)	$703	$765
Financial Data
Gold revenue	$35.6	$71.7
Depreciation and depletion	3.8	13.5
Earnings from mining operations	16.0	26.0
Sustaining capital expenditures	$3.1	$7.5

(1)	Suspension of ore placement on the pad from Q2 2018 - Q1 2019.

In Q1 2019, Kisladag produced 27,247 ounces of gold from material placed on the pad prior to the Q2 2018 suspension of new ore placement on the heap leach pad. Q1 2019 production was lower than the 53,814 ounces of gold in Q1 2018, when production was benefiting from continued placement of ore. The comparative lower revenue of $35.6 million in Q1 2019 (Q1 2018: $71.7 million) was a reflection both of the reduced production resulting from the Q2 2018 suspension of new material being placed on the pad, and a lower realized gold price in Q1 2019.
Cash operating costs per ounce sold improved from $576 in Q1 2018 to $558 in Q1 2019. The non-cash component of cash operating costs related to the Kisladag heap leach pad inventory change in Q1 2019 was $132 per ounce sold, compared with $72 in Q1 2018. AISC per ounce sold was $703 per ounce in Q1 2019, compared to $765 per ounce in Q1 2018 and sustaining capital decreased from $7.5 million in Q1 2018 to $3.1 million in Q1 2019, all due to a reduced level of mining operations since Q2 2018 when stacking ore on the pad was halted.
As of April 1, 2019, mining, crushing and placing of ore on the Kisladag heap leach pad has resumed. In April, the first leach pad of new ore in 2019 was put under irrigation. Further testwork is underway to determine the effects of 250 day leach cycles on recoveries related to the deeper material in the pit, the results of which are expected to be available in late 2019 or early 2020. The Company expects to update guidance at Kisladag based on the results of this testwork.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

Efemcukuru

Operating Data	3 months ended March 31,
	2019	2018
Tonnes milled	126,816	124,335
Average treated head grade (g/t Au)	7.49	6.47
Average recovery rate (to concentrate)	93.8%	94.7%
Gold (oz)
- Produced	26,124	22,855
- Sold (1)	5,818	27,000
Cash operating costs ($/oz sold) (1)	$636	$532
All in sustaining costs ($/oz sold) (1)	$1,394	$728
Financial Data
Gold revenue	$7.4	$36.1
Depreciation and depletion	2.3	10.2
Earnings from mining operations (1)	1.4	10.6
Sustaining capital expenditures	$3.6	$3.7

(1)
Efemcukuru unit costs and earnings were impacted by lower ounces sold resulting from delayed shipments in Q1 2019. The delayed shipments represent a timing issue and are expected to be remedied in the following quarters as shipments are completed in Q2 and Q3 2019.

Efemcukuru produced 26,124 ounces of gold in Q1 2019, compared with 22,855 ounces of gold in Q1 2018, an increase of 14%. The increased production was due to higher average gold grade and mill throughput partially offset by a marginal decrease in recovery. A build-up of concentrate inventory during the quarter was attributable to a contract dispute with a customer and concentrate shipment delays due to inclement port weather. Two concentrate shipments were delayed at the end of Q1 2019 due to inclement weather at the port. The revenue from these two shipments (totaling 5,116 ounces) was recognized in April 2019. The Company has entered into contracts with alternate customers and expects to sell the remaining concentrate inventory of approximately 15,000 additional ounces in Q2 and Q3 2019. As a result, revenue for Q1 2019 was $7.4 million, down from $36.1 million in Q1 2018. Realized gold price in Q1 2019 of $1,265 per ounce compared with $1,333 per ounce in Q1 2018 also contributed to lower revenue.
Despite steady production costs in Q1 2019, cash operating costs were $636 per ounce sold in Q1 2019 compared to $532 per ounce sold in Q1 2018, a reflection of these costs being spread over the reduced ounces sold in Q1 2019. In Q1 2019 sustaining capital was in line with expectations at $3.6 million, compared to $3.7 million in Q1 2018. AISC increased from $728 per ounce sold in Q1 2018 to $1,394 per ounce sold in Q1 2019, a result of the unplanned fewer ounces sold. This increase in AISC during Q1 2019 is expected to be remedied over the next two quarters as the concentrate inventory build up is sold.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

Olympias

Operating Data	3 months ended March 31,
	2019	2018
Tonnes milled	78,148	76,965
Average treated head grade (g/t Au)	7.42	7.44
Average recovery rate (to concentrate)	84.4%	83.3%
Gold (oz) (1)
- Produced	9,928	9,965
- Sold	10,001	5,748
Silver (oz) (2)	130,104	177,016
Lead (t) (2)	1,411	1,723
Zinc (t) (2)	2,217	2,107
Cash operating costs ($/oz sold)	$800	$699
All in sustaining costs ($/oz sold)	$1,284	$1,363
Financial Data
Gold revenue	$11.5	$7.6
Silver and base metal revenue	13.8	5.6
Depreciation and depletion	13.1	5.3
Earnings (loss) from mining operations	(10.1)	(1.9)
Sustaining capital expenditures	$4.1	$2.6

(1)	Includes pre-commercial production in Q1 2018 and payable ounces in Pb-Ag concentrate.

(2)	Payable metal produced.

In Q1 2019, Olympias produced 9,928 ounces of gold, compared with 9,965 ounces in Q1 2018. Other metal production in Q1 2019 included 130,104 silver ounces (Q1 2018: 177,016 ounces), 1,411 lead tonnes (Q1 2018: 1,723 tonnes) and 2,217 zinc tonnes (Q1 2018: 2,107 tonnes). Silver and lead production was lower in Q1 2019 compared with Q1 2018 due to lower grades partially offset by improved recoveries. Zinc production was higher as improved recoveries offset marginally lower grades. Gold revenue in Q1 2019 increased to $11.5 million from $7.6 million in Q1 2018. Silver and base metal revenue increased to $13.8 million in Q1 2019 from $5.6 million in Q1 2018.
Gold revenues were higher in Q1 2019 when compared with Q1 2018 as a result of fewer ounces sold in Q1 2018 due to shipping delays experienced at the port in Q1 2018. Higher silver and base metal revenues were a result of improved recoveries in Q1 2019 and resulting higher production of silver and base metals. Revenue from silver and base metal sales offset cash operating costs. Cash operating costs in Q1 2019 were $800 per ounce sold, compared with $699 per ounce sold in Q1 2018. The increase in cash operating costs per ounce sold in Q1 2019 was due to lower sales volumes and higher production costs compared with Q1 2018 where higher base metal credits from pre-commercial production positively impacted unit costs. Significant improvements in concentrate quality, in line with expectations, were achieved in Q1 2019 compared with the prior two quarters in 2018. The concentrate produced in Q1 2019 is largely within specifications with existing contracts and deliveries are being completed as planned. The Company expects to sell the remaining inventory of Olympias gold concentrate of approximately 8,000 ounces during Q2 2019.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

Stratoni

Operating Data	3 months ended March 31,
	2019	2018
Tonnes ore processed (dry)	37,258	37,993
Pb grade	5.8%	5.4%
Zn grade	9.8%	8.8%
Tonnes of concentrate produced	9,254	8,565
Tonnes of concentrate sold	7,840	6,770
Average realized concentrate price ($/t sold) (1)	$1,459	$1,423
Cash operating costs ($/t of concentrate sold)	$1,202	$1,277
Financial Data
Concentrate revenues	$11.2	$9.6
Earnings from mining operations	1.6	1.0
Sustaining capital expenditures	$0.0	$0.0

(1)	Average realized price includes mark to market adjustments.

Stratoni produced 9,254 tonnes of concentrate in Q1 2019, compared to 8,565 tonnes in Q1 2018. The increase was a result of higher productivity and higher lead and zinc grades. Revenue increased to $11.2 million in Q1 2019 from $9.6 million in Q1 2018 due to higher production and higher realized concentrate price. Cash operating costs improved to $1,202 per tonne sold from $1,277 per tonne sold in Q1 2018 due to higher grades and increased concentrate sales volumes compared with Q1 2018.

Development Projects
Lamaque – Canada
On March 31, 2019 the Company declared that the Lamaque Project had achieved commercial production. Commercial operations commenced April 1, 2019. Capital spending in Q1 2019 totaled $33.6 million, offset by $20.9 million of pre-commercial sales.
Underground development continued to ramp up and remains on plan, with 2,768 meters of underground development completed during the quarter versus a plan of 2,770 meters. The main ramp has now reached an elevation of 344 meters below surface and development on the western portion is complete down to level 274 meters below surface. In the eastern portion of the deposit, development is complete down to level 202 meters below surface. During the quarter, approximately 114,241 tonnes of ore were processed, a majority of which was processed at the Sigma Mill with average recoveries of 91%. The lower than expected recovery in Q1 2019 was due to lower grade ore development being processed and ongoing commissioning of the Sigma Mill. Gold recovery thus far in Q2 2019 is in-line with, or exceeding expectations of 95% gold recovery.
During Q1 2019, preparation for the second phase of tailings construction continued. Permitting is well underway for the next phase of tailings capacity with one of four permits required approved in March and the others expected in early Q2 2019.
Key activities at the Sigma Mill in Q1 2019 focused on completing the construction, pre-commissioning and commissioning of the remaining process systems. Operational readiness and the hiring and training of the second shift mill operating team enabled successful ramp-up to declare commercial production on March 31, 2019.

13

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

Kisladag Mill Project – Turkey
Work in Q1 2019 focused on wrapping up the engineering studies with the demobilization and reallocation of resources involved on the mill project. The basic engineering packages were completed for the milling process design. Procurement activities were suspended and closeout reports were completed by each engineering discipline outlining the status of the design and steps required for restarting the engineering work in the future. All contracted project deliverables and documentation has been received and filed for future use. Spending in the quarter totaled $1.1 million.
Skouries Project – Greece
Skouries remained in care & maintenance during the Q1 2019.
Tocantinzinho Project – Brazil
A value engineering report for the project was advanced during the quarter and an updated technical report is expected in Q2 2019.
Certej Project – Romania
In Q1 2019, process optimization design work was advanced, and evaluation of the limestone quarry and oxidation process requirements continued.

Exploration
Exploration expenditures for the quarter totaled $3.6 million, with most exploration activity related to brownfields resource expansion programs at the Company’s operations in Canada, Turkey and Greece.
At the Lamaque project, 8,030 metres of drilling during the quarter focused on resource expansion in the lower Triangle Deposit (below the C5 zone) and testing early-stage nearby targets. New intercepts from the program confirmed the exploration potential of the C9 and C10 shear zones and peripheral zones of mineralized stockwork veins. Approximately 1,950m of resource conversion drilling was completed, targeting existing inferred resources on the C4 and C5 zones. Drilling at the Southwest Target, located roughly 3km west of the Triangle Deposit, intersected quartz-tourmaline-pyrite veins within sub-vertical shear zones in a diorite plug, a setting geologically similar to the Triangle Deposit.
At Efemcukuru, 6,100 metres of exploration drilling in Q1 2019 was completed on the Kokarpinar vein systems and on vein targets in the footwall to the Kestane Beleni vein system, testing extensions of high grade shoots in these areas.
In Greece, exploration drilling was limited to the ongoing underground resource expansion program at the Stratoni mine. 2,200 metres of drilling were completed during the quarter, targeting the lower part of the Mavres Petres ore body. Exploration drilling is scheduled to resume at Olympias in late Q2 2019.

14

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

Non-IFRS Measures
The Company has included certain non-IFRS measures in this MD&A, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Cash Operating Costs, Cash Operating Costs per Ounce Sold
Cash operating costs and cash operating cost per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Cash operating costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Cash operating cost per ounce sold is based on ounces sold and is calculated by dividing cash operating costs by volume of gold ounces sold. The Company discloses cash operating costs and cash operating cost per ounce sold as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. We calculate costs according to the Gold Institute Standard. The most directly comparable measure prepared in accordance with IFRS is production costs. Cash operating costs and cash operating cost per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.
Reconciliation of production costs to cash operating costs:

	Q1 2019 (1)	Q1 2018
Production costs	$51.9	$67.2
Vila Nova and Stratoni production costs	(9.6)	(8.6)
Production costs – excluding Vila Nova and Stratoni	42.3	58.6
By-product credits and other adjustments	(14.2)	(6.8)
Royalty expense and production taxes	(1.2)	(2.4)
Cash operating cost	$26.9	$49.4
Gold ounces sold	43,074	86,587
Cash operating cost per ounce sold	$625	$571
(1) Efemcukuru Q1 2019 results were impacted by lower ounces sold resulting from delayed shipments in Q1 2019. The delayed shipments represent a timing issue and are expected to be remedied in the following quarters as shipments are completed in Q2 and Q3 2019
Reconciliation of Cash Operating Costs and Cash operating cost per ounce sold, by asset, for the three months ended March 31, 2019:

	Direct mining costs	By-product credits	Refining and selling costs	Other (1)	Cash operating costs	Gold oz sold	Cash operating cost / oz sold
Kisladag	$11.8	($0.3)	$0.1	$3.6	$15.2	27,255	$558
Efemcukuru (2)	11.8	(0.1)	0.9	(8.9)	3.7	5,818	636
Olympias	15.2	(13.8)	2.2	4.4	8.0	10,001	800
Total Consolidated	$38.8	($14.2)	$3.2	($0.9)	$26.9	43,074	$625
(1) Other costs indicated are primarily inventory change costs.
(2) Efemcukuru Q1 2019 results were impacted by lower ounces sold resulting from delayed shipments in Q1 2019. The delayed shipments represent a timing issue and are expected to be remedied in the following quarters as shipments are completed in Q2 and Q3 2019

15

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

Reconciliation of Cash Operating Costs and Cash operating cost per ounce sold, by asset, for the three months ended March 31, 2018:

	Direct mining costs	By-product credits	Refining and selling costs	Other (1)	Cash operating costs	Gold oz sold	Cash operating cost / oz sold
Kisladag	$27.3	($0.3)	$0.2	$3.9	$31.1	53,839	$576
Efemcukuru	11.9	(0.9)	1.6	1.7	14.3	27,000	532
Olympias	14.5	(5.6)	1.4	(6.3)	4.0	5,748	699
Total Consolidated	$53.7	($6.8)	$3.2	($0.7)	$49.4	86,587	$571
(1) Other costs indicated are primarily inventory change costs.

Non-cash Operating Costs, Non-cash Operating Costs per Ounce
Non-cash operating costs and non-cash operating costs per ounce are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Non-cash operating costs separate non-cash items such as inventory change from cash operating costs. The measure is intended to assist readers in evaluating non-cash operating costs and non-cash operating costs per ounce realized at Kisladag.
Reconciliation of Non-Cash Operating Costs and Non-Cash Operating Costs per ounce sold, at Kisladag, for the three months ended March 31, 2019:

	Cash operating costs	Gold oz sold	Cash operating costs / oz sold	Non-cash operating costs	Non-cash operating costs /oz sold
Kisladag	$15.2	27,255	$558	$3.6	$132
Reconciliation of Non-Cash Operating Costs and Non-Cash Operating Costs per ounce sold, at Kisladag, for the three months ended March 31, 2018:

	Cash operating costs	Gold oz sold	Cash operating costs / oz sold	Non-cash operating costs	Non-cash operating costs /oz sold
Kisladag	$31.1	53,839	$576	$3.9	$72

All-in Sustaining Cost
AISC and AISC per ounce sold are non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC set out by the World Gold Council and the updated guidance note dated November 14, 2018. The Company defines AISC as the sum of cash operating costs (as defined and calculated above), royalty expenses, sustaining capital, sustaining leases, exploration and evaluation costs related to current operations, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, share-based compensation, and severance expenses. AISC excludes growth capital and reclamation cost accretion not related to current operations, all financing charges (including capitalized interest), except for financing charges related to leasing arrangements, costs related to business combinations, asset acquisitions and asset disposals, and adjustments made to normalize earnings.

16

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold:

	Q1 2019 (1)	Q1 2018
Cash operating costs	$26.9	$49.4
Royalties and production taxes	1.2	2.4
Corporate and allocated G&A	8.8	9.2
Exploration costs	0.4	0.2
Reclamation costs and amortization	0.7	1.0
Sustaining capital expenditure	10.8	13.8
AISC	$48.8	$76.0
Gold ounces sold	43,074	86,587
AISC per ounce sold	$1,132	$878
(1) Efemcukuru Q1 2019 results were impacted by lower ounces sold resulting from delayed shipments in Q1 2019. The delayed shipments represent a timing issue and are expected to be remedied in the following quarters as shipments are completed in Q2 and Q3 2019.
Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended March 31, 2019:

	Cash operating costs	Royalties & production taxes	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC / oz sold
Kisladag	$15.2	$0.6	$0.1	$—	$0.2	$3.1	$19.2	27,255	$703
Efemcukuru (1)	3.7	0.2	—	0.4	0.2	3.6	8.1	5,818	1,394
Olympias	8.0	0.4	—	—	0.3	4.1	12.8	10,001	1,284
Corporate (2)	—	—	8.7	—	—	—	8.7	43,074	201
Total consolidated	$26.9	$1.2	$8.8	$0.4	$0.7	$10.8	$48.8	43,074	$1,132

(1) Efemcukuru Q1 2019 results were impacted by lower ounces sold resulting from delayed shipments in Q1 2019. The delayed shipments represent a timing issue and are expected to be remedied in the following quarters as shipments are completed in Q2 and Q3 2019.
(2) Excludes G&A expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended March 31, 2018:

	Cash operating costs	Royalties & production taxes	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC / oz sold
Kisladag	$31.1	$1.2	$0.8	$0.1	$0.6	$7.5	$41.2	53,839	$765
Efemcukuru	14.3	0.9	0.5	0.1	0.2	3.7	19.7	27,000	728
Olympias	4.0	0.3	0.6	0.1	0.2	2.6	7.8	5,748	1,363
Corporate (1)	—	—	7.4	—	—	—	7.4	86,587	86
Total consolidated	$49.4	$2.4	$9.2	$0.2	$1.0	$13.8	$76.0	86,587	$878

(1) Excludes G&A expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense.

17

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

Reconciliation of G&A costs included in All-in Sustaining Costs, for the three months ended March 31, 2019 and 2018:

	2019	2018
General and administrative expenses (from consolidated statement of operations)	$7.0	$8.2
Add:
Share based payments	2.9	1.3
Defined benefit pension plan expense from corporate and operating gold mines	0.6	1.1
Less:
General and administrative expenses related to non-gold mines	(0.4)	(2.2)
Business development	(0.5)	(0.4)
Development projects	(0.9)	(0.6)
Adjusted general and administrative expenses	$8.7	$7.4

Cash Flow from Operations before Changes in Non-cash Working Capital
The Company uses cash flow from operations (or operating activities) before changes in non-cash working capital to supplement our consolidated financial statements and exclude the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. The Company believes this provides an alternative indication of our cash flow from operations and may be meaningful to investors in evaluating our past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which is calculated in accordance with IFRS.
Sustaining and Growth Capital
Sustaining capital and growth capital are Non-IFRS measures. The Company defines sustaining capital as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Average Realized Price per Ounce Sold
In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is gold revenue. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.
Average Realized Price per Ounce Sold is reconciled for the periods presented as follows:

	Q1 2019	Q1 2018
Gold revenue	$54.5	$115.5
Gold oz sold	43,074	86,587
Average realized price per ounce sold	$1,265	$1,333

18

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

Adjusted Net Earnings (Loss)
Adjusted net earnings (loss) from continuing operations and adjusted net earnings (loss) per share from continuing operations are used by management and investors to measure the underlying operating performance of the Company. Adjusted net earnings (loss) from continuing operations is defined as net earnings (loss) adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including impairment adjustments; foreign exchange on deferred tax balances; changes in tax rates; gain (loss) on sale of securities; gain (loss) on disposal of assets; other write-down of assets; transaction costs and executive severance payments, and other non-recurring items. Adjusted net earnings (loss) per share from continuing operations is calculated using the weighted average number of shares outstanding for adjusted net earnings (loss) per share from continuing operations.
Reconciliation of Net Earnings (Loss) attributable to shareholders of the Company to Adjusted Net Earnings (Loss) attributable to shareholders of the Company:

	Q1 2019 (1)	Q1 2018
Net earnings (loss) attributable to shareholders of the Company	($27.0)	$8.7
Loss on disposal of assets	0.1	—
Loss on foreign exchange translation of deferred tax balances	5.9	2.4
Other write-down of assets, net of tax	—	2.9
Write-down of inventory	3.0	—
Total adjusted net earnings (loss)	($17.9)	$14.0
Weighted average shares outstanding	158,318	158,461
Adjusted net earnings (loss) per share ($/share)	($0.11)	$0.09
(1) Q1 2019 results were impacted by lower ounces sold resulting from delayed shipments at Efemcukuru in Q1 2019. The delayed shipments represent a timing issue and are expected to be remedied in the following quarters as shipments are completed in Q2 and Q3 2019.
Earnings before Interest, Taxes and Depreciation and Amortization ("EBITDA") from continuing operations, Adjusted Earnings before Interest, Taxes and Depreciation and Amortization (" Adjusted EBITDA") from continuing operations
EBITDA from continuing operations represents net earnings from continuing operations before interest, taxes, depreciation and amortization. In addition to conventional measures prepared in accordance with IFRS, the Company and certain investors use EBITDA from continuing operations and Adjusted EBITDA from continuing operations as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is also frequently used by investors and analysts for valuation purposes based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. EBITDA from continuing operations and Adjusted EBITDA from continuing operations are intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating earnings or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently.

19

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

Reconciliation of Net Earnings (loss) from continuing operations before tax to EBITDA and Adjusted EBITDA:

	Q1 2019 (1)	Q1 2018
Earnings (loss) from continuing operations before income tax	($21.3)	$12.7
Depreciation, depletion and amortization	20.2	29.2
Interest income	(1.2)	(1.5)
Interest and financing costs	6.7	3.6
Accretion expense	0.6	0.5
EBITDA	$5.0	$44.5
Write-down of assets	—	4.0
Share-based compensation	2.9	1.3
(Gain) loss on disposal of assets	0.1	(0.1)
Adjusted EBITDA	$8.0	$49.8
(1) Q1 2019 results were impacted by lower ounces sold resulting from delayed shipments at Efemcukuru in Q1 2019. The delayed shipments represent a timing issue and are expected to be remedied in the following quarters as shipments are completed in Q2 and Q3 2019.
Working Capital
Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.
Working capital for the periods highlighted is as follows:

	As at March 31, 2019	As at December 31, 2018
Current assets	$437.8	$514.7
Current liabilities	110.1	141.7
Working capital	$327.7	$373.0

Quarterly Results

	2019	2018	2018	2018	2018	2017	2017	2017
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total Revenue	$80.0	$92.8	$81.1	$153.2	$131.9	$101.4	$95.4	$82.7
Impairment charge on property, plant and equipment, net of tax	–	234.4	94.1	–	–	37.5	—	—
Net earnings/(loss) (1)	($27.0)	($218.2)	($128.0)	($24.4)	$8.7	($20.7)	($4.2)	$11.2
Net earnings (loss) per share (1)
- basic	(0.17)	(1.38)	(0.81)	(0.15)	0.05	(0.15)	(0.03)	0.08
- diluted	(0.17)	(1.38)	(0.81)	(0.15)	0.05	(0.15)	(0.03)	0.08
(1) Attributable to Shareholders of the Company.

Q4 2018 and Q3 2018 were impacted by PPE impairments of the Company's assets in Greece and Turkey. Q1 2019 results were impacted by lower ounces sold resulting from delayed shipments at Efemcukuru.

20

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities was $3.2 million as at March 31, 2019 compared to $23.0 million as at March 31, 2018, due to the impact of delayed sales from Efemcukuru in Q1 2019. Operating activities used $8.1 million in cash in Q1 2019, before changes in non-cash working capital, and property reclamation payments compared to cash generated of $38.7 million in Q1 2018.
Investing Activities
The Company invested $86.1 million in capital expenditures in Q1 2019. Evaluation and development expenditures, including capitalized drilling programs, totaled $71.4 million, primarily relating to development of the Lamaque Project, while sustaining capital spending at producing mines totaled $10.8 million. A total of $3.8 million in interest was capitalized and charged to the Lamaque Project. In addition, cash proceeds of $20.9 million related to pre-commercial gold production sales at Lamaque were offset against the Q1 2019 development costs.
Financing Activities
The Company suspended payment of its semi-annual dividend effective the first quarter of 2018.

Capital Resources

	Q1 2019	Q1 2018
Cash, cash equivalents and term deposits	$227.5	$293.0
Working capital	327.7	373.0
Restricted collateralized accounts	0.3	0.3
Debt – long-term	$596.5	$596.0

Management believes that the working capital of $327.7 million as at March 31, 2019, together with future cash flows from operations, including the expected completion of Q1 2019 delayed sales at Efemcukuru in Q2 and Q3 2019 and, where appropriate, select financing options, including the undrawn credit facility, are sufficient to support the Company's planned and foreseeable commitments for the next twelve months. The Company continues to focus on de-leveraging and addressing the debt structure in the coming months.

21

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

Contractual Obligations
As at March 31, 2019:

	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Debt	—	$600.0	—	—	$600.0
Purchase obligations	43.8	0.4	0.2	—	44.4
Lease commitments	7.8	12.2	3.6	1.2	24.9
Mineral properties	5.8	12.0	11.9	22.0	51.8
Totals	$57.4	$624.5	$15.8	$23.3	$721.0

Purchase obligations relate primarily to mine development expenditures at Olympias and Lamaque and mine operating costs at Kisladag. Upon adoption of IFRS 16, leases for various assets including equipment, offices and properties that had previously been classified as operating or financing leases under IAS 17 have been combined into a single classification line above. Mineral properties refer to arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land. The table does not include interest on debt.
In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd., a subsidiary of Wheaton Precious Metals (“Wheaton Precious Metals”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometers around Stratoni. The agreement was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fixed price per ounce of payable silver to be delivered based on the lesser of $3.90 and the prevailing market price per ounce, adjusted higher by 1% every year. The Agreement was amended in October 2015 to provide for increases in the fixed price paid by Wheaton Precious Metals upon completion of certain expansion drilling milestones. For the period July 2018 through to March 31, 2019, this amount is equal to $6.77 per ounce.
In May 2013, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favor of the Greek Ministry of Environment and Energy, in the amount of EUR 50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.
In June 2017, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favor of the Greek Ministry of Environment and Energy, in the amount of EUR 7.5 million, as security for the due and proper performance of the Kokkinolakkas Tailings Management Facility, committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines. The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 45 basis points.
As at March 31, 2019, Hellas Gold, a subsidiary of Eldorado, had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 42,500 dry metric tonnes of zinc concentrates, 3,000 dry metric tonnes of lead/silver concentrates, and 59,150 dry metric tonnes of gold concentrate through the financial year ending December 31, 2019.
As at March 31, 2019, Tuprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tuprag”), a subsidiary of Eldorado had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 54,000 dry metric tonnes of gold concentrate through the year ending December 31, 2019.

22

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

Debt
Senior Notes
On December 10, 2012, the Company completed an offering of $600 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. The notes are redeemable by the Company in whole or in part, for cash.
The fair market value of the notes as at March 31, 2019 is $589 million (December 31, 2018 – $550 million).
As at March 31, 2019, the unamortized deferred financing costs were $3.5 million (December 31, 2018 – $4.0 million), and the debt balance as at March 31, 2019 was $596.5 million (December 31, 2018 – $596.0 million).
During the three months ended March 31, 2019, the Company capitalized $3.8 million of interest in property, plant and equipment at Lamaque while this operation was in the pre-commercial production phase. Interest will cease to be capitalized in future periods following the declaration of commercial production on March 31, 2019. No interest was capitalized at Skouries in the three months ended March 31, 2019 following this operation's transition to care and maintenance. For the period ended March 31, 2018, the Company capitalized $6.6 million of interest at Skouries and Lamaque.

Equity

Common Shares Outstanding (1)
- as of March 31, 2019	158,801,722
- as of April 30, 2019	158,801,722
Share purchase options - as of April 30, 2019 (Weighted average exercise price per share: Cdn$14.48)	6,284,301
(1) Includes Treasury Stock

Managing Risk
In its exploration, development and mining of mineral deposits, the Company is subject to various, significant risks. Several of these financial and operational risks could have a significant impact on the Company's cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realize estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves and the expected impact on reserves and the carrying value of the Company's properties; the updating of resource and reserve models and life of mine plans; foreign exchange risks; regulatory; financing; tax as well as health, safety, and environmental risks. For more extensive discussion on risks and uncertainties, in respect of the Company's business and share price, refer to the Company’s current AIF for the year ended December 31, 2018.
Management monitors risk using a risk management review process. Management prepares a risk assessment report every quarter outlining the operational and financial risks. The Board reviews the report to evaluate and assess the risks that the Company is exposed to in various markets, and discusses the steps Management takes to manage and mitigate them.

23

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

Financial Risk
Liquidity and Financing Risk
Liquidity risk is the risk that the Company cannot meet its financial obligations. The Company mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of investments over time, managing its capital expenditures and operational cash flows, and by maintaining adequate lines of credit. Management uses a rigorous planning, budgeting and forecasting process to help determine the funds the Company will need to support ongoing operations and development plans.
Management believes that the working capital at March 31, 2019, together with expected cash flows from operations, including anticipated proceeds from Q1 2019 delayed sales at Efemcukuru in Q2 and Q3 2019 and, where appropriate, select financing options, including the undrawn credit facility, are sufficient to support the Company's planned and foreseeable commitments for the next twelve months. However, if operational results are materially different to forecast, or financing, if required, is not available to the Company on terms satisfactory to meet these material changes to operational results, then this may adversely affect the ability of the Company to meet its financial obligations and operational and development plans.
Credit Risk
Credit risk is the risk that the counterparty to any financial instrument to which the Company is a party will not meet its obligations and will cause the Company to incur a financial loss. The Company limits counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet.
Payment for metal sales is normally at delivery or within fifteen days of shipment depending on the buyer. While the historical level of customer defaults is negligible which has reduced the credit risk associated with trade receivables at March 31, 2019, there is no guarantee that buyers, including those under exclusive sales arrangements, will not default on their commitments, which may have an adverse impact on the Company's financial performance. If there are defaults, the Company would be required to find alternate buyers. However, there may be delays associated with establishing new sales contracts or timing on recognition of final sales.
The Company invests its cash and cash equivalents in major financial institutions and in government issuances, according to the Company's short-term investment policy. As at March 31, 2019, the Company holds a significant amount of cash and cash equivalents with various financial institutions in North America, the United Kingdom and Turkey.
Currency Risk
The Company sells gold in U.S. dollars, but incurs costs mainly in U.S. dollars, Canadian dollars, Turkish Lira, Brazilian Real, Euros, and Romanian Lei. Any change in the value of any of these currencies against the U.S. dollar can impact production costs and capital expenditures, which can affect future cash flows. As of March 31, 2019, 90% of cash and cash equivalents are held in U.S. dollars.
The Company has a risk management policy that includes potential hedging its foreign exchange exposure to reduce the risk associated with currency fluctuations. The Company currently does not have any currency hedges, but may hedge in the future. There is no assurance that any hedges that may be put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if we had no hedges in place.
Interest Rate Risk
Interest rates determine how much interest the Company pays on its debt, and how much is earned on cash and cash equivalent balances, which can affect future cash flows.

All of the Company's outstanding debt is in the form of notes with a fixed interest rate of 6.125%. However, borrowings under the Company’s revolving credit facility, if drawn, are at variable rates of interest and any borrowings would expose the Company to interest rate cost and interest rate risk. In the future, the Company may

24

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018 enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. There is no assurance that any interest rate swaps that may be put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if we had no such swaps in place.
Metal Price and Global Market Risk
The profitability of the Company's operations depend, in large part, upon gold and other metal prices and the global concentrate market. Gold and metal prices can fluctuate widely and can be influenced by many factors beyond its control, including but not limited to: industrial demand; political and economic events (global and regional); gold and financial market volatility, including demand for concentrate, concentrate market factors, central bank purchases and sales of gold and gold lending.
The supply of gold is made up of new production from mining, and existing stocks of bullion, scrap and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.
If metal prices decline significantly, or decline for an extended period, or the demand for concentrate decreases, then Eldorado might not be able to continue operations, develop properties, or fulfill obligations under the permits and licenses, or under the agreements with partners. This could result in loss in profit margin in some or all of the Company’s properties, or the Company being forced to sell them, which could have a negative effect on the business, results of operations, financial condition and share price.

The cost of production, development and exploration varies and is dependent on the market prices of mining consumables, including diesel fuel and electricity. Electricity is regionally priced in Turkey and semi-regulated by the Turkish government, which reduces the risk of price fluctuations. The Company has elected not to hedge its exposure to metal price risk but may use, from time to time, commodity price contracts to manage its exposure to fluctuations in the price of gold and other metals.

Other Risks and Uncertainties
In addition to the financial risks identified above, the Company faces a number of other risks and uncertainties. Certain key risks are set out below.

Geopolitical Climate
Our operations are located in foreign jurisdictions, and are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to:

•	changing political conditions, geopolitical environment or governments;

•	expropriation;

•	renegotiation or nullification of existing rights, concessions, licenses, permits and contracts;

•	restrictions on foreign exchange, currency controls and repatriation of capital and profits;

•	mobility restrictions for personnel and contractors;

•	availability of procedural rights and remedies;

•	reliability of judicial recourse;

•	operation of the rule of law;

•	labour unrest;

•	extreme fluctuations in currency exchange rates;

•	high rates of inflation;

•	civil unrest or risk of civil war;

•	changes in law or regulation (including in respect of taxation and royalties);

25

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

•	changes in policies (including in respect of monetary and permitting);

•	terrorism;

•	activism;

•	hostage taking;

•	military repression; and

•	illegal mining.

The occurrence of any of these risks in the countries in which we operate could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

We have two producing mines that are located in Turkey, which continues to experience heightened levels of political and economic instability partially due to regional geopolitical instability. Our operations have experienced no significant disruptions due to this instability and continue to operate under normal business conditions. However, there can be no assurance that the instability will not worsen, which may negatively affect our current and future operations in Turkey and may have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

We also have two operating mines and two development projects in Greece. Over the past few years, the Greek economy experienced a downturn that is ongoing. In addition, the implementation of a stabilization program agreed to by the Greek government has been the source of protest and civil unrest in the country. The long-term and short-term effects of such a position are relatively unknown. The state of the Greek economy has raised concerns about the risks of Greece defaulting on its debt and/or exiting from the EEC and there is no assurance that the current economic situation could not get worse or that Greece does not adopt legal, regulatory or policy changes which may negatively affect our current and future operations and plans in Greece and may have a material adverse effect on our business, results of operations, financial condition and price. Most recently, Greece has been performing well economically and are moving toward reduced or no restrictions being imposed by the European Union on their financial position. This may allow Greece to once again borrow money in the bond market, or elsewhere. In addition, we have experienced delays in the timely receipt of necessary permits and authorizations,

Government Regulation
The mineral exploration, development, mining, and processing activities of Eldorado in the countries where we operate are subject to various laws governing a wide range of matters, including, but not limited to, the following:

•	the environment, including land and water use;

•	the right to conduct our business, including limitations on our rights in jurisdictions where we are considered a foreign entity and restrictions on inbound investment;

•	prospecting and exploration rights and methods;

•	development activities;

•	construction;

•	mineral production;

•	reclamation;

•	royalties, taxes, fees and imposts;

•	importation of goods;

•	currency exchange restrictions;

•	sales of our products;

•	repatriation of profits and return of capital;

•	immigration (including entry visas and employment of our personnel;

•	labour standards and occupational health;

•	mine safety;

•	use of toxic substances;

•	mineral title, mineral tenure and competing land claims; and

•	impacts on and participation rights of local communities and entities.

26

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

Although we believe our mineral exploration, development, mining, and processing activities are currently carried out in accordance with all applicable laws, rules regulations and policies, there is no assurance that new or amended laws, rules or regulations will not be enacted, new policy applied or that existing laws, rules, regulations or discretion will not be applied in a manner which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price, including changes to the fiscal regime, in any of the countries in which we operate, including, without limitation:

•	laws regarding government ownership of or participation in projects;

•	laws regarding permitted foreign investments;

•	royalties, taxes, fees and imposts;

•	regulation of, or restrictions on, importation of goods and movement of personnel;

•	regulation of, or restrictions on, currency transactions; and

•	regulation of, or restrictions on, sales of our products.

We are also subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, CSA, the NYSE, the TSX and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by governments, making compliance more difficult and uncertain. Examples include the Canadian Extractive Sector Transparency Measures Act and SEC rules on conflict minerals. If we fail to comply with such regulations, it could have a negative effect on our business, results of operations, and the Eldorado Gold share price.

Production and Cost Estimates
Estimates of total future production and costs for our mining operations are based on our five-year mining plans. These estimates can change, or we might not achieve them, which could have a material adverse effect on any or all of our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
Our plans are based on, among other things, our mining experience, reserve estimates, assumptions about ground conditions and physical characteristics of ores (such as hardness and the presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Our actual production and costs may be significantly different from our estimates for a variety of reasons, including the risks and hazards discussed elsewhere as well as unfavorable operating conditions, including:

•	actual ore mined varying from estimates in grade, tonnage and metallurgical and other characteristics;

•	ground conditions including, but not limited to, pit wall failures, cave-ins, flooding, fire and rock bursts;

•	industrial accidents and environmental incidents;

•	changes in power costs and potential power shortages;

•	imposition of a moratorium on our operations;

•	impact of the disposition of mineral assets;

•	shortages and timing delays, of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;

•	litigation;

•	shipping interruptions or delays; and

•	unplanned maintenance.
Any of these events could result in damage to mineral properties, property belonging to us or others, interruptions in production, injury or death to persons, monetary losses and legal liabilities. This could cause a mineral deposit to become unprofitable, even if it was mined profitably in the past.
Production estimates for properties not yet in production, or in production and slated for expansion, are based on similar factors (including feasibility studies prepared by our personnel or by third party consultants, in some instances), but it is possible that actual cash operating costs and economic returns will differ significantly from our current estimates.

27

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

It is not unusual for new mining operations to experience unexpected problems during the start-up phase and delays in production can often happen.
Any decrease in production, or change in timing of production or the prices we realize for our gold, will directly affect the amount and timing of our cash flow from operations. A production shortfall or any of these other factors would change the timing of our projected cash flows and our ability to use the cash to fund capital expenditures, including spending for our projects.
Estimates of total future production and costs for mining operations are based on the Company’s mining plans. These estimates can change, or the Company might not achieve them, which could have a material adverse effect on any or all of future cash flow, business, results of operations, financial condition and share price.
Geopolitical Climate
The Company operates in five countries outside of North America: Turkey, Greece, Romania, Serbia and Brazil. Operations in these countries may be subject to political, economic and other risks that may affect future operations and the Company's financial position. Management reviews these and other risks related to operating in foreign jurisdictions on an ongoing basis. Such reviews may cause re-evaluation of business objectives and periodic re-alignment of strategic direction, including considering suspension of projects or disposition of certain assets.

Environmental
Although we monitor our sites for potential environmental hazards, there is no assurance that we have detected, or can detect all possible risks to the environment arising from our business and operations. We expend significant resources to comply with environmental laws, regulations and permitting requirements, and we expect to continue to do so in the future. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties.

There is no assurance that:

•
we have been or will be at all times in complete compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time;

•	our compliance will not be challenged; or

•	the costs of compliance will be economic and will not materially or adversely affect our future cash flow, results of operations and financial condition.

We may be subject to proceedings in respect of alleged failures to comply with increasingly strict environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or damage to the environment or to persons or property. While any such proceedings are in process, we could suffer delays or impediments to or suspension of development and construction of our projects and operations and, even if we are ultimately successful, we may not be compensated for the losses resulting from any such proceedings or delays.

There may be existing environmental hazards, contamination or damage at our mines or projects that we are unaware of. We may also be held responsible for addressing environmental hazards, contamination or damage caused by current or former activities at our mines or projects or exposure to hazardous substances, regardless of whether or not hazard, damage, contamination or exposure was caused by our activities or by previous owners or operators of the property, past or present owners of adjacent properties or by natural conditions and whether or not such hazard, damage, contamination or exposure was unknown or undetectable.

Any finding of liability in such proceedings could result in additional substantial costs, delays in the exploration, development and operation of our properties and other penalties and liabilities related to associated losses, including, but not limited to:

•	monetary penalties (including fines);

28

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

•	restrictions on or suspension of our activities;

•	loss of our rights, permits and property, including loss of our ability to operate in that country or generally;

•	completion of extensive remedial cleanup or paying for government or third-party remedial cleanup;

•	premature reclamation of our operating sites; and

•	seizure of funds or forfeiture of bonds.

The costs of complying with any orders made or any cleanup required and related liabilities from such proceedings or events may be significant and could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

Mining companies also face inherent risks in their operations with respect to tailings dams and structures built for the containment of the metals and mining waste, known as tailings, which exposes us to certain risks. Unexpected failings of tailings dams may release muddy tailings downstream, flood communities and cause extensive environmental damage to the surrounding area. Dam failures could result in the immediate suspension of mining operations by government authorities and cause significant expenses, write offs of material assets and recognize provisions for remediation, which affect the balance sheet and income statement.

The unexpected failure of one of our tailings dams could subject us to any or all of the potential impacts discussed above, among others. If any such risks were to occur, this could materially and adversely affect our reputation, our ability to conduct our operations and could make us subject to liability and, as a result, have a material adverse effect on our business, financial condition and results of operations.

Estimation of Mineral Reserves and Mineral Resources
Mineral Reserve and Mineral Resource estimates are only estimates and we may not produce gold in the quantities estimated.

Proven and Probable Mineral Reserve estimates may need to be revised based on various factors including:

•	actual production experience;

•	our ability to continue to own and operate our mines and property;

•	fluctuations in the market price of gold;

•	results of drilling or metallurgical testing;

•	production costs; and

•	recovery rates.

The cut-off grades for the Mineral Reserves and Mineral Resources are based on our assumptions about plant recovery, gold price, mining dilution and recovery, and our estimates for operating and capital costs, which are based on historical production figures. We may have to recalculate our estimated mineral reserve and resources based on actual production or the results of exploration. Fluctuations in the market price of gold, production costs or recovery rates can make it unprofitable for us to develop or operate a particular property for a period of time. If there is a material decrease in our mineral reserve estimates, or our ability to extract the mineral reserves, it could have a material adverse effect on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.

There are uncertainties inherent in estimating Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources, including many factors beyond our control. Estimating Mineral Reserves and Resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments used in engineering and geological interpretation, which may be unreliable or subject to change. It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Additional knowledge gained or failure to identify and account for such occurrences in our assessment of Mineral Reserves and Resources may make mining more expensive and cost ineffective, which will have a material adverse effect on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.

29

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

There is no assurance that the estimates are accurate, that Mineral Reserve and Resource figures are accurate, or that the Mineral Reserves or Resources can be mined or processed profitably. Mineral Resources that are not classified as Mineral Reserves do not have demonstrated economic viability. You should not assume that all or any part of the Measured Mineral Resources, Indicated Mineral Resources, or an Inferred Mineral Resource will ever be upgraded to a higher category or that any or all of an Inferred Mineral Resource exists or is economically or legally feasible to mine.

Because mines have limited lives based on Proven and Probable Mineral Reserves, we must continually replace and expand our Mineral Reserves and any necessary associated surface rights as our mines produce gold and their life-of-mine is reduced.

Our ability to maintain or increase annual production of gold and other metals will depend significantly on:

•	our mining operations;

•	our ability to conduct successful exploration efforts; and

•	our ability to develop new projects and make acquisitions.

If we are unable to maintain or increase our annual production of gold and other metals, it could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

Resource Nationalism and Foreign Operations
The mining and metals sector has been increasingly targeted by local governments for the purposes of raising revenue or for political reasons, as governments continue to struggle with deficits and concerns over the effects of depressed economies. Governments are continually assessing the fiscal terms of the mining regimes and agreements that apply to an entity looking to exploit resources in their countries and numerous countries have recently introduced changes to their respective mining regimes that reflect increased government control over, or participation in, the mining sector.

The possibility of future changes to the mining regimes in the countries in which we operate adds uncertainty that cannot be accurately predicted and may result in additional costs, delays and regulatory requirements

In addition, such change could restrict our ability to contract with persons or conduct business in certain countries.
There is no assurance that governments will not take our rights, impose conditions on our business, prohibit us from conducing our business or grant additional rights to state-owned enterprises, private domestic entities, special interest groups, indigenous peoples or residents in the countries in which we operate, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

Mineral Tenure and Permits
In the countries in which we operate, the mineral rights, or certain portions of them, are owned by the relevant governments. In such countries, we must enter into contracts with the applicable governments, or obtain permits or concessions from them, that allow us to hold rights over mineral rights and rights (including ownership) over parcels of land and conduct our operations thereon. The availability of such rights and the scope of operations we may undertake are subject to the discretion of the applicable governments and may be subject to conditions. New laws and regulations, or amendments to laws and regulations relating to mineral tenure and land title and usage thereof, including expropriations and deprivations of contractual rights, if proposed and enacted, may affect our rights to our mineral properties.

30

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

In many instances, we can initially only obtain rights to conduct exploration activities on certain prescribed areas, but obtaining the rights to proceed with development, mining and production on such areas or to use them for other related purposes, such as waste storage or water management, is subject to further application, conditions or licences, the granting of which are often at the discretion of the governments. In many instances, our rights are restricted to fixed periods of time with limited, and often discretionary, renewal rights. Delays in the process for applying for such rights or renewals or expansions, or the nature of conditions imposed by government, could have a material adverse effect on our business, including our existing developments and mines, and our results of operations, financial condition and the Eldorado Gold share price.

It is possible that our present or future tenure may be subject to challenges, prior unregistered agreements or transfers, and competing uses. Our rights may also be affected by undetected defects in title. There is no assurance that any of our holdings will not be challenged. We may also be subject to expropriation proceedings for a variety of reasons. When any such challenge or proceeding is in process, we may suffer material delays in our business and operations or suspensions of our operations, and we may not be compensated for resulting losses. Any defects, challenges, agreements, transfers or competing uses which prevail over our rights, and any expropriation of our holdings, could have a material adverse effect on our business, including our total loss of such rights, and our results of operations, financial condition and Eldorado Gold share price.

Activities in the nature of our business and operations can only be conducted pursuant to a wide range of permits and licenses obtained or renewed in accordance with the relevant laws and regulations in the countries in which we operate.

The duration and success of each permitting process are contingent upon many factors that we do not control. In the case of foreign operations, granting of government approvals, permits and licenses is, as a practical matter, subject to the discretion of the applicable governments or government officials. There may be delays in the review process. If the Company experiences such delays, the Company may be required to pay standby costs for the period when activities are suspended, including payment of a portion of the salaries to those employees who have been suspended pending resolution of the permitting process.

There is no assurance that we will be able to obtain or renew the permits we need to conduct our business and operations, in a timely manner, or at all, or that we will be in a position to comply with all conditions that are imposed. The failure to obtain or renew certain permits, or the imposition of extensive conditions upon certain permits, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

31

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

Occurrence of Unpredictable Geological Factors
As we explore and develop a property, we are constantly determining the level of drilling and analytical work required to maintain or upgrade our confidence in the geological model. Depending on continuity, the amount of drilling will vary from deposit to deposit. The degree of analytical work is determined by the variability in the ore, the type of metallurgical process used and the potential for deleterious elements in the ore. We do not drill exhaustively at all deposits or analyze every sample for every known element as the cost would be prohibitive. Therefore, unknown geological formations are possible, which could limit our ability to access the ore or cut off the ore where we are expecting continuity. It is also possible that we have not correctly identified all metals and deleterious elements in the ore in order to design metallurgical processes correctly. If any of these risks occur, it could result in material that was previously expected to be mined not being mined or to reduced recovery or increased costs of recovery, which could have an adverse effect on our results of operations and financial condition.

Production and Cost Estimates
Estimates of total future production and costs for our mining operations are based on our five-year mining plans. These estimates can change, or we might not achieve them, which could have a material adverse effect on any or all of our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.

Our plans are based on, among other things, our mining experience, reserve estimates, assumptions about ground conditions and physical characteristics of ores (such as hardness and the presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Our actual production and costs may be significantly different from our estimates for a variety of reasons, including the risks and hazards discussed elsewhere as well as unfavorable operating conditions, including:

•	actual ore mined varying from estimates in grade, tonnage and metallurgical and other characteristics;

•	ground conditions including, but not limited to, pit wall failures, cave-ins, flooding, fire and rock bursts;

•	industrial accidents and environmental incidents;

•	changes in power costs and potential power shortages;

•	imposition of a moratorium on our operations;

•	impact of the disposition of mineral assets;

•	shortages and timing delays, of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;

•	litigation;

•	shipping interruptions or delays; and

•	unplanned maintenance.

Any of these events could result in damage to mineral properties, property belonging to us or others, interruptions in production, injury or death to persons, monetary losses and legal liabilities. This could cause a mineral deposit to become unprofitable, even if it was mined profitably in the past.

Production estimates for properties not yet in production, or in production and slated for expansion, are based on similar factors (including feasibility studies prepared by our personnel or by third party consultants, in some instances), but it is possible that actual cash operating costs and economic returns will differ significantly from our current estimates. It is not unusual for new mining operations to experience unexpected problems during the start-up phase and delays in production can often happen.

Any decrease in production, or change in timing of production or the prices we realize for our gold, will directly affect the amount and timing of our cash flow from operations. A production shortfall or any of these other factors would change the timing of our projected cash flows and our ability to use the cash to fund capital expenditures, including spending for our projects.

32

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

Litigation and Contracts
We are periodically subject to legal claims that are with and without merit. We are regularly involved in routine litigation matters. We believe that it is unlikely that the final outcome of these routine proceedings will have a material adverse effect on us; however, defense and settlement costs can be substantial, even for claims that are without merit.

Due to the inherent uncertainty of the litigation process, including arbitration proceedings, and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and or adverse effect on us. In the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or arbitration panels or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.

In our business we make contracts with a wide range of counterparties. There can be no assurance that: these contracts will be honoured and performed in accordance with their terms by our counterparties; we will be able to enforce the contractual obligations.

These are not the only risks that could have an effect on the Company's business, results of operations, financial condition and share price and other risks may become more material to the Company in the future or the above risks could diminish in importance, depending on the current circumstances of its business and operations.
The reader should carefully review each of the risk factors set out in the Company's most recently filed AIF, in respect of the year ended December 31, 2018 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks.

33

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

Accounting Matters
Adoption of New Accounting Standards and Upcoming Changes
The following standards and amendments to existing standards have been adopted by the Company commencing January 1, 2019:
a)IFRS 16 ‘Leases’
IFRS 16 introduces a single accounting model for lessees. The Company, as lessee, is required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The Company may elect to not apply IFRS 16 to leases with a term of less than 12 months, which election is made by underlying class of assets to which the right of use asset relates, or leases where the underlying asset is of low value, which election is made on an asset by asset basis. The accounting treatment for lessors remains largely the same as under IAS 17.
The Company adopted this standard from January 1, 2019 using the modified retrospective approach. Accordingly, the comparative information presented for 2018 has not been restated.
Previously, the Company determined at contract inception whether an arrangement was or contained a lease under IFRIC 4, ‘Determining Whether an Arrangement contains a Lease’. On adoption of IFRS 16, the Company now assesses whether a contract is or contains a lease based on whether the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. On transition to IFRS 16, the Company elected to apply the practical expedient permitted by the standard to grandfather the assessment of which transactions are leases. IFRS 16 was applied only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed using the definition of a lease under IFRS 16. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.
The Company leases various assets including equipment, offices and properties that had previously been classified as operating leases under IAS 17. On adoption of IFRS 16, liabilities for these leases were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as of January 1, 2019. The weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 13.1%. The Company elected to measure the right-of-use assets for these leases at amounts equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments recognized in the statement of financial position on December 31, 2018.
On initial adoption, the Company used the following practical expedients as permitted by the standard when applying IFRS 16 to leases previously classified as operating leases under IAS 17.

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with low value.

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term remaining.

•
Applied a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment).

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

•	Uses hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.
The Company also leases various equipment that had previously been classified as finance leases under IAS 17. For these finance leases, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 were determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

34

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

The impact on transition is summarized below.

	December 31, 2018	IFRS 16 Adjustment	January 1, 2019

Lease assets presented in PP&E	$11.3	$9.4	$20.7
Lease liabilities – current	3.0	2.7	5.5
Lease liabilities – non-current	6.5	6.2	12.7
Accounts receivable and other	81.0	(0.6)	80.4

On adoption of IFRS 16, the Company excluded certain arrangements which management concluded were not within the scope of IFRS 16 because they are arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land. A reconciliation of lease commitments previously reported and the amount of the lease liability recognized is as follows:

January 1, 2019

Operating lease commitments at December 31, 2018	$64.7
Exclusion of arrangements to explore for or use minerals	(53.2)
Leases with low value at January 1, 2019	(1.7)
Leases with less than 12 months of remaining lease term at January 1, 2019	(0.9)
Arrangements reassessed as leases	3.1
Effect of discounting using the incremental borrowing rate at January 1, 2019	(3.2)
Lease liabilities recognized as IFRS 16 adjustment at January 1, 2019	$8.8

The following is the new accounting policy for leases under IFRS 16:
A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and is adjusted for certain re-measurements of the lease liability. The cost of the right of use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is re-measured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. The Company applies judgement to determine the lease term for some lease contracts which contain renewal options.
The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets, leases with lease terms that are less than 12 months and arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land. Lease payments associated with these arrangements are instead recognized as an expense over the term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit. The Company applies judgement in determining whether an arrangement grants the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land.

b)	IFRIC 23 'Uncertainty over Income Tax Treatments'
This interpretation sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. At January 1, 2019, the Company adopted this standard and there was no impact on its unaudited condensed consolidated interim financial statements.

Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term as defined in Rule 13a-15(f) of the Exchange Act of 1934 and NI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, and uses the Committee of Sponsoring Organizations of the Treadway Commission (2013) framework on Internal Control - Integrated Framework (2013) to evaluate the effectiveness of the Company’s internal controls over financial reporting. The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Based on this assessment and the material weakness in internal controls outlined below, Management concluded that the Company’s internal controls over financial reporting were not effective as of December 31, 2018.
A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements would not be prevented or detected.
During the 2018 year-end audit process, a material weakness was identified in internal controls performed by Management in their evaluation of impairment of goodwill and mining property, plant and equipment; specifically, the review controls performed failed to detect an error in the application of discounting to the cash flow models used in the estimation of fair value less costs of disposal. Internal controls were not effective to ensure consistent and correct application of mid-period discounting as used in prior periods. This resulted in a $39.5 million overstatement of the impairment charge initially recorded to property, plant and equipment in respect of the Company’s Olympias cash generating unit as at December 31, 2018. This overstatement has been corrected in the Company’s financial statements by reducing the impairment charge in Q4 2018 from $370 million to $330 million ($248 million net of deferred tax recovery). There was no misstatement to prior period published consolidated financial statements.
Management’s Remediation Plan
Management believes this material weakness in internal controls is an isolated event and is not pervasive.
Management's remediation plan has been implemented and includes strengthening of the controls and processes to track and approve changes in the impairment models, particularly those relating to convention changes, and updating the control precision levels pertaining to logged changes to the impairment analysis.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

Changes in internal control over financial reporting
There have been no changes in the Company’s internal control over financial reporting during the quarter ended March 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, other than the identification of the material weakness identified as at year ended December 31, 2018, and the associated remediation plan enhancements to the Company's internal control over financial reporting.
Limitations of Controls and Procedures
Management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Qualified Person
Mineral resources which are not mineral reserves do not have demonstrated economic viability. Except as otherwise noted, Paul Skayman, FAusIMM, the Company's Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to the Company's operating mines and development projects.

Forward-looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.
Forward-looking statements or information contained in this MD&A include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production, cost guidance and recoveries of gold, including higher heap leach recoveries at Kisladag, expected sales and revenue recognition of delayed Efemcukuru concentrate, favourable economics for our heap leaching plan and the ability to extend mine life at our projects, including at Kisladag through further metallurgical tests on deeper material, planned capital and exploration expenditures; conversion of mineral resources to mineral reserves, our expectation as to our future financial and operating performance, including expectations around generating significant free cash flow, expected metallurgical recoveries, gold price outlook and the global concentrate market; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules.
Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018 achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: results of further testwork, recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the section titled “Managing Risk” above. The reader is also directed to carefully review the detailed risk discussion in our most recent AIF filed in respect of the year-ended December 31, 2018 filed on SEDAR under the Company's name, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions under SEC Industry Guide 7. In the United States, under SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.
While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under SEC Industry guide 7 and have historically not been permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies who report pursuant to SEC Industry Guide 7.
Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies pursuant to Industry Guide 7.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2019 and 2018

Corporate Information
Directors

George Albino [2,3]	Chair of the Board
George Burns	President and Chief Executive Officer
Teresa Conway [1,2]	Independent Director
Pamela Gibson [1,3]	Independent Director
Geoffrey Handley [2,4]	Independent Director
Michael Price [1,4]	Independent Director
Steven Reid [2,4]	Independent Director
John Webster [1,3]	Independent Director

Board Committees

1.	Audit Committee

2.	Compensation Committee

3.	Corporate Governance & Nominating Committee

4.	Sustainability Committee

Officers and Management

George Burns	President and Chief Executive Officer
Philip Yee	Executive VP and Chief Financial Officer
Paul Skayman	Executive VP and Chief Operating Officer
Jason Cho	Executive VP and Chief Strategy Officer
Tim Garvin	Executive VP and General Counsel
Shane Williams	Senior VP Capital Projects and Greece & Quebec Operations
Christos Balaskas	VP and General Manager, Greece
David Bickford	VP and General Manager, Turkey
Nicolae Stanca	VP and General Manager, Romania
Lincoln Silva	VP and General Manager, Brazil
Cara Allaway	VP Finance
Peter Lewis	VP Exploration
Andor Lips	VP European Strategy & Corporate Sustainability
Lisa Ower	VP Human Resources

Corporate Head Office	Investor Relations
1188 Bentall 5	Peter Lekich, Manager, Investor Relations
550 Burrard Street	T: +1 604 687 4018
Vancouver, BC	E: peter.lekich@eldoradogold.com
V6C 2B5 Canada
www.eldoradogold.com

Auditors	Registrar and Transfer Agent
KPMG LLP	Computershare Investor Services
777 Dunsmuir Street	100 University Avenue
Vancouver, BC	8th Floor, North Tower
V7Y 1K3 Canada	Toronto, Ontario
M5J 2Y1 Canada

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